May 15, 2009

VIA EDGAR

Richard Pfordte, Branch Chief
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subj:	Rydex Series Funds (on behalf of U.S. Government Money Market Fund) (File No. 333-158243)

Dear Mr. Pfordte:

We wish to respond by this letter to comments of the U.S. Securities and Exchange Commission ("SEC") staff on the Registration Statement filed on Form N-14 by Rydex Series Funds (the "Registrant"), on behalf of its series, U.S. Government Money Market Fund (the "Acquiring Fund"), on March 27, 2009. The Registration Statement has been filed in connection with the proposed reorganization (the "Reorganization") of Security Cash Fund (the "Acquired Fund" and with the Acquiring Fund, the "Funds") with and into the Acquiring Fund. The SEC staff's comments were conveyed orally by Cindy Rose and Richard Pfordte of the Division of Investment Management via separate telephone conferences with John McGuire of Morgan, Lewis & Bockius LLP on April 13, 2009, and with Julien Bourgeois at Dechert LLP on May 7, 2009, respectively. A summary of the SEC staff's comments, followed by the responses of the Registrant, is set forth below. In response to the comments, the Registrant has revised the corresponding Proxy Statement/Prospectus, which is being filed on or about May 15, 2009 pursuant to Rule 497 under the Securities Act of 1933, as amended.

  Comment: Please update the information in the capitalization table as of a date that is within 30 days of the filing date of the N-14.

  Response: The information in the capitalization table has been updated to April 30, 2009.

  Comment: Please explain why the Registrant does not include pro forma financial statements in the Registration Statement.

  Response: As of April 30, 2009, the net asset value of the Acquired Fund does not exceed ten percent of the Acquiring Fund's net asset value. As a result, pursuant to Item 14(2) of Form N-14, the Registrant does not include pro forma financial statements in the Registration Statement.

  Comment: Please disclose the size of the Funds in the "Dear Shareholder" letter that precedes the Proxy Statement/Prospectus.

  Response: The disclosure has been added to the letter in response to this comment.

  Comment: Please include in the "Dear Shareholder" letter that precedes the Proxy Statement/Prospectus a statement that material differences between the Funds are disclosed in the Proxy Statement/Prospectus of the Registration Statement.

  Response: The statement has been added to the letter as follows:

  A Proxy Statement/Prospectus that describes the Reorganization and the material differences between the Acquired Fund and the Acquiring Fund is enclosed. We urge you to vote your shares by completing and returning the enclosed proxy in the envelope provided, or vote by Internet or telephone, at your earliest convenience. (Addition is underlined.)

  Comment: Please confirm the following statement in the section titled "Questions and Answers": "[t]he Acquiring Fund's historical gross and net operating expense ratios were lower than those of the Acquired Fund, although there is no guarantee that this trend will continue in the future."

  Response: We confirm the aforementioned statement.

  Comment: Please confirm that the Proxy Statement/Prospectus in the Registration Statement is intended to meet the requirements of Item 5(a) of Form N-14 and thus the current prospectus of the Acquiring Fund does not need to be included.

  Response: We confirm the aforementioned statement.

  Comment: It seems that compared to the Acquired Fund, the Acquiring Fund invests in safer money market instruments (i.e., instruments issued or guaranteed the U.S. government or its agencies or instrumentalities), but such investments may result in lower yield. Accordingly, please disclose in the section titled "Summary" that the Acquiring Fund would likely have lower yield than the Acquired Fund.

  Response: We have considered this comment and have compared the historical performance information of each Fund. In fact, this assessment is not necessarily true from a historical standpoint. Thus, no change has been made in response to this comment.

  Comment: Since the Acquiring Fund may invest in Eurodollar Time Deposits and securities issued by the World Bank, in the section titled "Principal Risks of Investing in the Funds," please disclose that the Acquiring Fund is subject to "foreign risk."

  Response: We have considered this comment. If the Acquiring Fund invests in Eurodollar Time Deposits and securities issued by the World Bank, its investment would not be so significant that it would be exposed to a principal risk of investing in "foreign securities." We respectfully note that it has been disclosed in the section titled "Principal Risks of Investing in the Funds" that "[t]he fact that a particular risk is not identified means only that it is not a principal risk of investing in the particular Fund, but it does not mean that the Fund is prohibited from investing its assets in securities or other assets that give rise to that risk or that is not subject (to a lesser extent) to that risk." Thus, no change has been made in response to this comment.

  Comment: Please describe material differences, if any, of the Funds' investment restrictions in the section titled "Investment Restrictions of the Funds."

  Response: While the Registration Statement has an appendix that compares the Funds' fundamental and non-fundamental investment restrictions as shown in the Funds' respective statements of additional information, we respectfully note that this comparison is not required to be in a prospectus. In addition, we do not believe that differences in these investment restrictions would be so significant for the Acquired Portfolio's shareholders in considering the Reorganization that it should take precedence over information items required by Form N-14. We believe that it is appropriate to leave the comparative information in an appendix. Shareholders who are interested in this information can thus review the comparative information that they deem relevant to their decision.

  Comment: Please revise the disclosure regarding the termination of the reorganization plan in the section titled "The Reorganization Plan" to closely track Article 11 of the Agreement and Plan of Reorganization.

  Response: The disclosure has been revised as follows in response to this comment:

  . . . ~~The Reorganization Plan may be terminated by mutual agreement of the parties or on certain other grounds.~~ This Reorganization Plan may be terminated and abandoned either by resolution of the Board of the Acquired Fund or the Board of the Acquiring Fund, at any time prior to the Closing Date, if circumstances should develop that, in the opinion of either Board, make proceeding with the Reorganization Plan inadvisable. (Addition is underlined.)

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Please call Amy Lee at 785.438.3226 with any questions or comments regarding this letter, or if she may assist you in any way.

Very truly yours,

JOANNA M. HAIGNEY

Joanna M. Haigney
Secretary
Rydex Series Funds

cc:	Amy J. Lee, Security Cash Fund Cindy J. Rose